BRIGHTON SECURITIES CORP.

Statement of Financial Condition
December 31, 2018

ASSETS

Cash and cash equivalents	$	374,066
Marketable securities, at fair value		1,451,227
Receivables from brokers or dealers		222,072
Other receivables		22,008
Prepaid expenses		87,947
Notes receivable from employees		16,200
Due from Brighton Securities Holdings, Inc.		335,009
Property and equipment, net		342,213
Intangible assets, net		114,234
	$	2,964,976

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accrued commissions, expenses and other liabilities	$	200,336
Accrued profit sharing contribution		118,252
Accrued income taxes		87,522
Note payable		128,494
Deferred tax liability		15,302
		549,906

STOCKHOLDER'S EQUITY:

Common stock, $0.0001 par value; 1,000 shares authorized, issued and outstanding		-
Retained earnings		2,415,070
		2,415,070
	$	2,964,976

See Accompanying Notes to Financial Statements.